# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Warby Parker Inc., CIK 0001504776
CUSIP: 93403J106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 233 Spring Street, 6th Floor East, New York, New York (NY), 10013
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001883353

## Reporting persons
- David A. Gilboa: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,131,762; shared voting power 1,656,770; sole dispositive power 6,131,762; shared dispositive power 1,656,770; aggregate amount beneficially owned 7,788,532 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Warby Parker Inc.
Address of issuer's principal executive offices: 233 Spring Street, 6th Floor East, New York, NY 10013

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of David A. Gilboa (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Warby Parker Inc., 233 Spring Street, 6th Floor East, New York, NY 10013.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
7,788,532

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of March 31, 2025, based upon 104,502,616 shares of Class A Common Stock outstanding as of May 6, 2025, based on the Issuer's Annual Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.

The Reporting Person may be deemed to beneficially own 7,788,532 shares of
Class A Common Stock, which consists of (i) 24,089 shares of Class A Common
Stock and 5,396,914 shares of Class B Common Stock of the Issuer, which are convertible into Class A Common Stock on a one-for-one basis at the holder's option, held of record by the Reporting Person, (ii) 710,759 shares underlying options to purchase Class B Common Stock that are currently exercisable or will be exercisable within 60 days of March 31, 2025, and (iii) 1,656,770 shares of Class B Common
Stock held by a family trust over which the Reporting Person may be deemed to share beneficial ownership.
Percent of class: 6.9%
Sole power to vote or to direct the vote: 6,131,762
Shared power to vote or to direct the vote: 1,656,770
Sole power to dispose or to direct the disposition: 6,131,762
Shared power to dispose or to direct the disposition: 1,656,770

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- David A. Gilboa: /s/ David A. Gilboa, David A. Gilboa (05/15/2025)